Exhibit 4.59A

Supplementary Agreement to the Share Purchase Agreement

on PARTICLE INC.

This Supplementary Agreement (this “Agreement”) is made on July 23, 2019 by and between:

(A)

PHOENIX NEW MEDIA LIMITED (the "Phoenix" or "Transferor"), an exempted company legally established and validly existing under the laws of the Cayman Islands with its registered address at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands; and

(B)

Run Liang Tai Management Limited (the "Transferee"), a company legally established and validly existing under the laws of Hong Kong with its registered address at Room D 10/F Tower A, Billion Centre, 1 Wang Kwong Road, Kowloon Bay, KL, HK.

In this Agreement, the Transferor and the Transferee shall hereinafter be referred to collectively as the "Parties" and individually as a "Party".

WHEREAS:

(A)

Phoenix and the Transferee signed the Share Purchase Agreement on Particle Inc.(the "Company" or "Yidian Cayman") (the "Share Purchase Agreement") on March 22, 2019. According to the Share Purchase Agreement, (i) the Transferor intends to sell part of the shares of the Company held by it (i.e. representing 32% of the Company's shares, corresponding to 199,866,509 preferred shares of the Company, including 27,639,580 Series B Preferred Shares and 172,226,929 Series C Preferred Shares, the “Overseas Target Shares”) to the Transferee, and (ii) the Transferor designates the Domestic Transferor to sell the 37.169% of equities of Beijing Yidian Wangju Technology Co., Ltd.(representing a registered capital of RMB 3.719167 million, the "Domestic Target Shares") held by the Transferor as a shareholder to the Transferee's Designated Party.

(B)

The Parties intend to enter into this Agreement on the payment arrangement for the purchase price of the Overseas Target Shares and other matters, and exercise and perform their respective rights and obligations in accordance with the provisions of this Agreement.

NOW, THEREFORE, through friendly consultation, the Parties, intending to be mutually bound, enter into this Agreement with respect to the relevant matters.

Unless otherwise stated herein, the relevant terms, definitions and abbreviations used in this Agreement shall have the meanings or directions given to them in the Share Purchase Agreement.

1

Article 1    Closing Conditions

Now the Parties confirm that the Transferor and the Transferee shall perform Article 4 of this Agreement, regardless of whether either Party will put forward any dispute with respect to the fulfillment of the closing conditions specified in Article 2.4(I) of the Share Purchase Agreement.

Article 2    Newly-Issued ESOP Shares of Yidian Cayman

The Parties agree that they will use their commercially reasonable efforts to cause Yidian Cayman to newly issue and reserve 69,398,094 ordinary shares (the "Newly-Issued ESOP Shares", accounting for 10% of the total shares of Yidian Cayman on the basis of full dilution and conversion after Yidian Cayman newly issues the ESOP shares) as the shares under the Employee Stock Ownership Plan on the basis of share capital structure on the signing date of the Share Purchase Agreement. After Yidian Cayman reserves the Newly-Issued ESOP Shares, the total number of shares reserved by Yidian Cayman for ESOP will be 114,172,049 ordinary shares, accounting for 16.45% of the total shares of Yidian Cayman on the basis of full dilution and conversion. For the avoidance of doubt, the calculation of the proportion of the relevant shares to the total shares of Yidian Cayman will be based on the assumption that all warrants and other convertible securities (if any) of Yidian Cayman have been exercised, and such proportion will be calculated on the basis of full dilution and the assumption that all shares are deemed to be converted into ordinary shares.

The Parties agree that they will use their commercially reasonable efforts to cause to obtain the approvals of the board of shareholders and the board of directors of Yidian Cayman (including the approvals of relevant parties specified in Article 8 (Protective Provisions) of the Shareholders Agreement of Yidian Cayman and Article 18 (Protective Provisions) of the existing Articles of Association) and the approval by the shareholders' meeting of Phoenix TV (if necessary) with respect to the above reservation and newly-issuance of ESOP Shares .

Article 3    Adjustment of the Overseas Target Shares

The Parties agree that the Overseas Target Shares under the Share Purchase Agreement will be adjusted as follows:

The Transferor intends to sell to the Transferee part of the shares of the Company (i.e. representing 30.60% of the Company's shares, corresponding to 212,358,165 preferred shares of the Company, including 27,639,580 Series B Preferred Shares, 183,767,856 Series C Preferred Shares and 950,729 Series D1 Preferred Shares, the "Total Number of Closed Shares") held by the Transferor after the Company newly issues the ESOP shares. At that time, when the Phase II Closing is completed, the Transferor will hold a total of 22,693,362 preferred shares of the Company (the "Number of Remaining Shares after Closing").

The Parties acknowledge that the adjustment of the Overseas Target Shares shall be subject to the approval by the shareholders' meeting of Phoenix TV. The Transferor agrees that it will use its commercially reasonable efforts to facilitate the above adjustment of the Overseas Target Shares to be approved by the shareholders' meeting of Phoenix TV.

The Parties further agree that if the above adjustment of the Overseas Target Shares finally triggers the relevant shareholders of the Company to claim to exercise the relevant shareholder’s rights and has a significant impact on the performance agreed under this Agreement (including but not limited to the impact on the Total Number of Closed Shares and the Number of Remaining Shares after Closing specified in Article 3 hereof and the purchase price of the Overseas Target Shares specified in the Share Purchase Agreement), the Parties shall use their commercially reasonable efforts to negotiate a solution in accordance with the principles specified in this Agreement. If the negotiation fails and the above matters are still not settled before October 10, 2019 or other time limit agreed by the Parties in writing, the Transferor shall have the right to terminate this Agreement immediately and shall not bear the liabilities for breach of contract specified in Article 4 hereof as a result of such termination. After termination, the Transferee shall immediately take all measures to cooperate with the Company in canceling and transferring to the Company the relevant Overseas Target Shares registered in the Transferee's name (if applicable), including the cancellation of the share certificate obtained by the Transferee and the filed and updated Register of Shareholders of the Company, so as to register the relevant Overseas Target Shares in the name of the Transferor. At the same time, the Transferee shall have the right to require the Transferor to return to the Transferee or its Designated Party the Phase I Consideration and/or the Remaining Price, and the Deposit of Remaining Price paid by the Transferee or its Designated Party as well as the Interest on Deposit of Remaining Price after the Transferee registers the relevant Overseas Target Shares in the name of the Transferor in accordance with the above provisions.

Article 4    Closing

4.1	The Parties agree to make the following arrangements for the payment of the purchase price of the Overseas Target Shares and other matters:
(I)	Phase I Consideration and Deposit of Remaining Price.
(1)

On or before August 10, 2019, the Transferee or its Designated Party (including one or more designated parties, collectively referred to as "Designated Party" in this Agreement) shall pay the Transferor US$ 100,000,000 (the "Phase I Consideration"). The Transferor shall provide a designated bank account to the Transferee before the date of this Agreement. The specific schedule for the payment of the Phase I Consideration is as follows: (i) no later than July 23, 2019 after the execution of this Agreement, the Transferee or its Designated Party shall pay US$ 20,000,000 (the "First Phase I Consideration") to the Transferor ; (ii) on or before July 30, 2019, the Transferee or its Designated Party shall pay  US$ 20,000,000 to the Transferor; and  (iii) on or before August 10, 2019, the Transferee or its Designated Party shall pay  US$ 60,000,000 to the Transferor.

After the Transferee or its Designated Party has paid the Phase I Consideration in full, the deposit of US$ 100 million shall be set off as part of the price paid by the Transferee on the Phase I Closing Date (as defined in Article 4.1(II)), and the Interest on Deposit (as defined below) shall be set off as part of the price paid by the Transferee on the Phase II Closing Date (as defined in Article 4.1(IV)).

(2)

Since this Agreement and the transactions hereunder shall be subject to the approval by the shareholders' meeting of Phoenix TV, if the shareholders' meeting of Phoenix TV approves this Agreement and the matters hereunder after deliberation (subject to Phoenix TV's announcement), the Transferee or its Designated Party shall provide the Transferor with a deposit of US$ 50 million for the Remaining Price (the "Deposit of Remaining Price") within two working days after Phoenix TV announces the voting result of its shareholders' meeting, and the Transferee or its Designated Party shall provide the Transferor with a bank remittance voucher within the aforesaid time limit. The Deposit of Remaining Price and the Interest on Deposit of Remaining Price (“Interest on Deposit of Remaining Price” means the interest calculated in accordance with Article 10.4 of the Share Purchase Agreement with respect to the Deposit of Remaining Price for the period from the date when the Transferor receives the Deposit of Remaining Price to the date of payment of the Remaining Price, the "Interest on Deposit of Remaining Price") shall be set off as part of the price paid by the transferee on the Phase II Closing Date. If this Agreement and the matters hereunder fail to obtain the approval of the shareholders' meeting of Phoenix TV after deliberation, the above paid Phase I Consideration and the interest generated in the Transferor's bank account (such interest is calculated according to Article 10.4 of the Share Purchase Agreement) shall be returned to the Transferee or its Designated Party in full within two working days from the date when the shareholders' meeting of Phoenix TV disapproves this Agreement and the matters hereunder after deliberation. The Transferee or its Designated Party shall provide a designated bank account in advance and the Transferor shall provide a bank remittance voucher to the Transferee or its Designated Party within the aforesaid time limit. At that time, the Parties shall continue to negotiate on the disapproval of the shareholders' meeting of Phoenix TV after deliberation. If the negotiation fails, the Parties shall continue to perform their respective obligations according to the provisions of Article 2.3 (Closing of the Overseas Target Shares) of the Share Purchase Agreement.

(II)

Phase I Closing. On the premise that the shareholders' meeting of Phoenix TV approves this Agreement and the matters hereunder after deliberation, the Transferor and the Transferee shall complete the closing (the “Phase I Closing”; the date when the Phase I Closing is made shall be referred to as “Phase I Closing Date”) of the Overseas Target Shares corresponding to the Phase I Consideration plus the deposit (the "First Amount Received by the Transferor") by e-mail confirmation within five (5) working days after the Transferee or its Designated Party pays the Transferor all the Phase I Consideration and the Deposit of Remaining Price. The number of shares corresponding to the Phase I Closing is as follows: 27,639,580 Series B Preferred Shares and 67,163,172 Series C Preferred Shares (the "Shares for Phase I Closing"). The Parties shall use their commercially reasonable efforts to cooperate with the Company in providing the Transferee with a share certificate stating the number of the Shares for Phase I Closing and an updated Register of Shareholders of the Company (original or scanned) within 10 working days after the Phase I Closing Date. The Transferor shall cause the Domestic Transferor to sign a relevant domestic equity transfer agreement according to the provisions of Article 2.5 of the Share Purchase Agreement within a reasonable time limit notified in writing by the Transferee, transferring a corresponding proportion of the Domestic Target Shares to the Transferee's Designated Party, if the Transferee requests so in writing.

(III)	Remaining Price. Before August 10, 2020 or within other time limit agreed by the Transferor and the Transferee (the "Latest Closing Date"), the Transferee or its Designated Party shall pay by telegraphic transfer to the Transferor's account the Remaining Price (the "Remaining Price"; the Remaining Price is equal to US$ 448 million minus the Phase I Consideration, the deposit, the Interest on Deposit, the Deposit of Remaining Price, and the Interest on Deposit of Remaining Price. “Interest on Deposit” means the interest calculated with respect to the deposit according to Article 10.4 of the Share Purchase Agreement for the period from the date when the Transferor receives the deposit to August 10, 2019, with a specific amount of US$ 714,413 (the "Interest on Deposit ")).

(IV)

Phase II Closing. The Transferor and the Transferee shall complete the closing of the remaining Overseas Target Shares by e-mail confirmation within five (5) working days after the Transferee or its Designated Party pays all the Remaining Price (the "Phase II Closing"; the date when the Phase II Closing is made shall be referred to as "Phase II Closing Date"). The Overseas Target Shares corresponding to the Phase II Closing (the "Shares for Phase II Closing") are the total number of closed shares minus the number of the Shares for Phase I Closing. The Parties shall use their commercially reasonable efforts to cooperate with the Company in providing the Transferee with a share certificate stating the number of the Shares for Phase II Closing and a updated Register of Shareholders of the Company (original or scanned) within 10 working days after the Phase II Closing Date. The remaining Domestic Target Shares shall be handled according to the provisions of the Share Purchase Agreement. The resignation of the two directors appointed by the Transferor and the appointment of the two directors of the Transferee shall be determined in accordance with the Share Purchase Agreement. For the avoidance of doubt, the Transferee shall have the right to appoint two new directors in accordance with the Share Purchase Agreement only after both the Phase I Closing and the Phase II Closing are completed.

(V)	Transferee's Liabilities for Breach of Contract.

If the Transferee fails to pay the corresponding Phase I Consideration and the Remaining Price (collectively, the "Payable Price") and/or the Deposit of  Remaining Price in accordance with Articles 4.1(I) and 4.1(III), the Transferee shall pay the Transferor the liquidated damages per day from the first day of such breach, which shall be calculated according to the following formula: liquidated damages = the Payable Price and /or the Deposit of  Remaining Price payable but not paid × the annualized simple interest of 15% × the number of days for the period from the first day of breach to the date of actual payment of the liquidated damages. If the Transferee fails to pay all the Payable Price and/or the Deposit of  Remaining Price within the time limit specified in this Agreement or the time limit agreed by the Parties through negotiation, or the Parties fail to reach an agreement on extending the time limit for paying the Payable Price and/or the Deposit of  Remaining Price , or the Transferee fails to perform the provisions of Article 5 (Authorization Arrangement) of this Agreement (including but not limited to the Provision on Concerted Action), without limiting the other obligations of the Transferee under this Agreement and the applicable law, (i) the Transferor shall have the right to immediately terminate the Share Purchase Agreement, this Agreement and this transaction, and will not refund any Phase I Consideration, the deposit and any interest thereon, the Deposit of  Remaining Price and any interest thereon (if applicable) paid by the Transferee or its Designated Party, and if the Phase I Consideration, the deposit and any interest thereon, the Deposit of  Remaining Price and any interest thereon (if applicable) are not sufficient to make up for the losses suffered by the Transferor due to the breach of the Transferee, the Transferee shall make full compensation to the Transferor; (ii) the consents, undertakings and authorizations under Articles 5.1 and 5.1(II) of the Share Purchase Agreement and the authorization document shall automatically terminate and the Transferor shall not bear any liabilities for breach of contract.

(VI)

Transferor's Liabilities for Breach of Contract. If (i) the Transferor fails to refund the Phase I Consideration and the interest in accordance with the provisions Article 4.1(I)(2) of this Agreement, or (ii) the Parties fail to complete the closing of the Overseas Target Shares in accordance with provisions of Articles 4.1(II) and 4.1(IV) of this Agreement due to the Transferor's failure to confirm the closing and timely notify and cooperate with the Company in handling the procedures for updating the Company's Register of Shareholders in accordance with the provisions of Articles 4.1(II) and 4.1(IV) of this Agreement,  or (iii) the shareholders' meeting of Phoenix TV disapproves this Agreement and the matters hereunder after deliberation for reasons which the Transferor or its affiliate can control, or (iv) the Transferor fails to perform the obligations related to the authorization arrangement according to the provisions of Article 5 of this Agreement, which constitutes a major breach of the Transferor, the Transferee shall have the right to terminate the Share Purchase Agreement, this Agreement and this Transaction immediately without limiting other obligations of the Transferor under this Agreement and the applicable law, and the Transferor shall bear the following compensation liabilities to the Transferee: (a) returning the Phase I Consideration, the Remaining Price, the deposit and the Deposit of Remaining Price  paid by the Transferee or its Designated Party as well as the Interest on Deposit, and the  Interest on Deposit of Remaining Price , and (b) the liquidated damages calculated at an annualized simple interest of 15% with respect to the amount paid by the Transferee until the date of actual payment or actual performance, and (c) the liquidated damages equivalent to the Deposit of Remaining Price of US$ 50 million. At the same time, if the Parties fail to complete the Phase II Closing in accordance with provisions of Article 4.1(IV) of this Agreement due to the Transferor's failure to confirm the closing and timely notify and cooperate with the Company in handling the procedures for updating the Company's Register of Shareholders in accordance with the provisions of Article 4.1(IV) of this Agreement, the Transferor shall irrevocably grant the Transferee all the shareholder’s rights corresponding to the Shares for Phase II Closing in the form of Annex 2 (Power of Attorney), except for economic rights, until the date when the Phase II Closing is actually completed and the Company completes the change of the corresponding Register of Shareholders. If the above agreed compensation for breach of contract is not sufficient to make up for the losses suffered by the Transferee due to the breach of the Transferor, the Transferor shall make full compensation to the Transferee.

Article 5    Authorization Arrangement

The Parties agree that unless otherwise expressly specified in this Agreement, the transitional authorization arrangement specified in Article 5.1 (Authorization Arrangement) of the Share Purchase Agreement shall continue to be valid. The Parties further confirm that unless otherwise expressly specified in this Agreement, the authorization of the shareholder’s rights to the Shares for Phase II Closing held by the Transferor under the transitional authorization arrangement specified in Article 5.1 (Authorization Arrangement) of the Share Purchase Agreement shall continue to be valid from the date when the Phase I Closing is completed and the Company completes the change of the corresponding Register of Shareholders, the authorization of other shareholder’s rights shall automatically lapse, the authorization of the director’s rights shall still be determined in accordance with the Share Purchase Agreement, and the Provision on Concerted Action specified in Paragraph 2 of this Article shall be complied with. The authorization of the shareholder’s rights under the transitional authorization arrangement specified in Article 5.1 (Authorization Arrangement) of the Share Purchase Agreement shall automatically lapse from the date when the Phase II Closing is completed and the Company completes the change of the corresponding Register of Shareholders. The authorization arrangement for the director’s rights shall lapse on the date when the 2 directors nominated by the Transferee are appointed as directors.

From the date of execution of this Agreement to the date of occurrence of any of the following events (whichever occurs earlier), the Transferee or its Designated Party shall notify the Transferor in writing in advance and reach an agreement with the Transferor before the Transferee or its Designated Party exercises the relevant rights (including shareholder’s rights and director’s rights) and the shareholder’s voting rights under the authorization document. If the Parties fail to reach an agreement, the opinions of the Transferor shall prevail (the "Provision on Concerted Action"): (a) the Transferee or its Designated Party shall pay the Transferor all the Remaining Price within 3 months (in any case not later than 6 months) after the Phase I Consideration is fully paid;  (b) the Transferee or other investors subscribes/subscribe for the newly-issued shares of the Company on the condition that the Company's pre-investment valuation is not less than US$ 1.1 billion and with an investment amount of US$ 200 million and signs/sign subscription agreements (the "New Share Issue") within 2 months after the Phase I Consideration is fully paid, and shall pay the investment amount of US$ 200 million within 3 months after the Phase I Consideration is paid; or (c) the Transferee or its Designated Party shall pay an additional Deposit of Remaining Price of US$ 30 million on the basis of the Deposit of  Remaining Price of US$ 50 million specified in Article 4.1(I)(2). If none of the events specified in Items (a), (b) and (c) above have occurred, the Provision on Concerted Action shall continue to be valid. If any of the above events specified in Items (a), (b) and (c) above occurs, the Provision on Concerted Action shall be rescinded on the date of occurrence of any of the above events, the Transferee shall have full shareholder’s rights with respect to the Company's shares held by it, and the authorization of the shareholder’s rights and director’s rights to the Company's shares held by the Transferor shall be determined in accordance with the provisions of the Share Purchase Agreement and of Paragraph 1 of this Article 5. The Parties further agree that on the Phase I Closing Date, the Transferee shall deliver to the Transferor the original power of attorney (the "Power of Attorney") duly signed in the form and with the contents as described in Annex I to this Agreement. If the Transferee or its Designated Party fails to pay the Remaining Price in accordance with this Agreement, the Transferee shall irrevocably grant all shareholders’ rights (except for economic rights) corresponding to the Shares for Phase I Closing to the Transferor in accordance with the above Power of Attorney described in Annex 1 signed by the Transferee.

Article 6    Representations and Warranties

6.1	Each Party hereby represents and warrants to the other Parties as follows:
6.1.1.

It is a company duly incorporated and validly existing under the law of the place where it is incorporated or established, and has full right, power and ability to sign this Agreement and fully perform its obligations and responsibilities hereunder.

6.1.2.

Its execution, delivery and performance of this Agreement are within its power, authorization and capacity, and have obtained all necessary company actions for approval. After it signs and delivers this Agreement, this Agreement will constitute its legal, effective and binding obligation and can be enforced against it according to the terms of this Agreement.

Article 7    Taking Effect and Termination

7.1

This Agreement shall be formed after the Parties affix their signature hereon and take effect after the Transferor receives the First Phase I Consideration paid by the Transferee. This Agreement shall constitute an integral part of and have the same legal effect as the Share Purchase Agreement. Matters not covered herein shall be subject to the provisions of the Share Purchase Agreement (including but not limited to Article 8 (Termination) and Article 10.2 (Confidentiality)). In case of any inconsistency between the Share Purchase Agreement and this Agreement, this Agreement shall prevail.

7.2	The Parties agree that this Agreement may be terminated upon the unanimous written consent of the Parties.
7.3

If this Agreement is terminated, this Agreement shall become null and void, however, the validity of any terms which will take effect or shall continue to be valid at or after the occurrence of such termination as expressly specified in this Agreement or in accordance with presumption shall not be affected thereby, nor shall the liabilities arising from the breach of either Party before the rescission or termination of this Agreement be affected thereby.

Article 8    Applicable Law and Dispute Resolution

8.1	This Agreement shall be governed by and construed in accordance with the laws of Hong Kong, excluding its conflict of laws rules.
8.2

Any dispute, controversy or claim arising from or in connection with this Agreement, including the validity, invalidity, breach or termination of this Agreement, shall be submitted to Hong Kong International Arbitration Centre to be arbitrated in Hong Kong in accordance with the HKIAC Administered Arbitration Rules in effect at the time of submission of the notice of arbitration. The number of arbitrators shall be three. One arbitrator shall be selected by the current disputing party, one arbitrator shall be selected by the other disputing party, and the third arbitrator shall be selected by the above two arbitrators. The arbitration proceedings shall be conducted in Chinese. Any arbitration award shall be final and enforceable by any court with jurisdiction. The arbitration award shall stipulate the bearing of the arbitration fees. The Parties shall properly and punctually perform their respective obligations hereunder until the arbitration award is made. Notwithstanding the other provisions of this Agreement, this Article 8.2 shall not exclude the right of either Party to seek specific performance, injunctive relief and/or temporary relief from the competent court in order to provide assistance in arbitration or when the arbitration tribunal has not been established or the arbitration tribunal has not made a decision on the dispute, controversy or claim.

Article 9    Miscellaneous

9.1	This Agreement is written in Chinese.
9.2	The Parties agree that any amendment, addition, supplement or deletion to and of this Agreement shall not be valid unless signed by the Parties in writing.
9.3

This Agreement may be signed by the Parties in any number of counterparts and on separate counterparts, each of which when so executed shall be deemed an original but all of which shall constitute one and the same instrument.

9.4	The headings in this Agreement are for reference only and do not constitute a part of this Agreement, and shall not affect the construction and interpretation of this Agreement.

[The remainder of this page is intentionally left blank. The signature page is attached]

IN WITNESS WHEREOF, the Parties have caused their respective duly authorized representatives to sign this Agreement as of the date written above.

Transferor:

PHOENIX NEW MEDIA LIMITED

By: _______________________________
Name:_______________________________
Title: Director

IN WITNESS WHEREOF, the Parties have caused their respective duly authorized representatives to sign this Agreement as of the date written above.

Transferee:

Run Liang Tai Management Limited

By: _______________________________
Name: _______________________________
Title: Director